                                                                         OMB APPROVAL
                                                                         OMB Number:           3235-0145
                                 UNITED STATES                           Expires:       October 31, 1997
                       SECURITIES AND EXCHANGE COMMISSION                Estimated average burden
                             WASHINGTON, D.C. 20549                      hours per form............14.90
                                                                         -------------------------------


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                                (AMENDMENT NO. 4)

                               BioWhittaker, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    09066T108
             -------------------------------------------------------
                                 (CUSIP Number)

                 Douglas Schloss, Marcus Schloss & Co., Inc.
                 One Whitehall Street, New York, New York 10004
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 27, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                  Page 1 of 16
                       (Exhibit Index appears at page 14)

                                  SCHEDULE 13D


CUSIP NO. 09066T108                                       PAGE  2  OF  16  PAGES

--------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Rexford Management, Inc.
         TP# - 13-3749470
--------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (A) |_|
                                                  (B) |_|

--------------------------------------------------------------------------------

   3     SEC USE ONLY

--------------------------------------------------------------------------------

   4     SOURCE OF FUNDS*

          OO,WC,BK
--------------------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                        |_|


--------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

     NUMBER OF        7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY           629,600**
     OWNED BY         ----------------------------------------------------------
       EACH
     REPORTING        8    SHARED VOTING POWER
      PERSON
       WITH           ----------------------------------------------------------

                      9    SOLE DISPOSITIVE POWER

                           629,600**
                      ----------------------------------------------------------

                      10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         629,600**
--------------------------------------------------------------------------------

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                       |_|

--------------------------------------------------------------------------------

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 5.9%
--------------------------------------------------------------------------------

   14    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 09066T108                                       PAGE  3  OF  16  PAGES

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MSC Partners, L.P.
       TP# - 13-3749469
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (A) |_|

                                                  (B) |_|


--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        OO,WC,BK
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                      |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          629,600**
     OWNED BY
       EACH         ------------------------------------------------------------
    REPORTING
      PERSON        8     SHARED VOTING POWER
       WITH
                    ------------------------------------------------------------

                    9     SOLE DISPOSITIVE POWER

                          629,600**
                   -------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       629,600**
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     |_|


--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Approximately 5.9%
--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 09066T108                                       PAGE  4  OF  16  PAGES

--------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rexford Offshore, L.L.C.
       TP# - 13-3862326
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (A) |_|
                                                  (B) |_|

--------------------------------------------------------------------------------

  3    SEC USE ONLY

--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS*

       OO, WC
--------------------------------------------------------------------------------

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                  |_|

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------

    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          153,900**
     OWNED BY
       EACH         ------------------------------------------------------------
    REPORTING
      PERSON        8     SHARED VOTING POWER
       WITH
                    ------------------------------------------------------------

                    9     SOLE DISPOSITIVE POWER

                          153,900**
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       153,900**
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     |_|

--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Approximately 1.4%**
--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 09066T108                                       PAGE  5  OF  16  PAGES

--------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Douglas Schloss
       SS# ###-##-####
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (A) |_|

                                                  (B) |_|

--------------------------------------------------------------------------------

  3    SEC USE ONLY


--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS*

        OO,WC,BK
--------------------------------------------------------------------------------

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                     |_|

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------

    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          1,059,700**
     OWNED BY
       EACH         ------------------------------------------------------------
    REPORTING
      PERSON        8     SHARED VOTING POWER

                    ------------------------------------------------------------

                    9     SOLE DISPOSITIVE POWER

                          1,059,700**
                    ------------------------------------------------------------

                    10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,059,700**

--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     |_|

--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Approximately 9.8%
--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 09066T108                                       PAGE  6  OF  16  PAGES

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Richard Perry Schloss
       SS # ###-##-####
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (A) |_|

                                                  (B) |_|

--------------------------------------------------------------------------------

  3    SEC USE ONLY


--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS*

        OO,WC,BK
--------------------------------------------------------------------------------

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                      |_|

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------

    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          1,059,700**
     OWNED BY       ------------------------------------------------------------
       EACH
    REPORTING       8     SHARED VOTING POWER
      PERSON
       WITH         ------------------------------------------------------------

                    9     SOLE DISPOSITIVE POWER

                          1,059,700**
                    ------------------------------------------------------------

                    10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,059,700**
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                      |_|

--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Approximately 9.8%
--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

**   Each of Douglas Schloss and Richard P. Schloss may be deemed to control
     (i) Marcus Schloss & Co., Inc. ("Marcus Schloss"), (ii) Rexford Management, Inc. ("Rexford"), the sole general partner of MSC Partners, L.P. ("MSCP"),
     (iii) Rexford Offshore, L.L.C. ("Rexford Offshore"), the investment manager of MSC Offshore Fund, Ltd. ("MOFL"), and (iv) Rexford Fund, Inc. ("Rexford Fund"). As Rexford controls MSCP, each of Douglas Schloss and Richard P. Schloss may also be deemed to control MSCP. In addition, because each of Douglas Schloss and Richard P. Schloss may be deemed to control Marcus Schloss, Rexford, MSCP, Rexford Offshore and Rexford Fund, Marcus Schloss, Rexford, MSCP, Rexford Offshore and Rexford Fund may be deemed to be under common control. Rexford Offshore, pursuant to an Investment Management Agreement between MOFL and Rexford Offshore, is responsible for (and has discretionary power over) the investment of MOFL's assets. Accordingly, (i) each of Douglas Schloss and Richard P. Schloss may be considered to have beneficial ownership of and voting and dispositive power over the 1,059,700 shares of BioWhittaker, Inc. common stock ("Shares") owned of record by Marcus Schloss, MSCP, MOFL and Rexford Fund, (ii) Rexford may be considered to have beneficial ownership of and voting and dispositive power over the 629,600 Shares owned of record by MSCP, and (iii) Rexford Offshore may be considered to have beneficial ownership of and voting and dispositive power over the 153,900 Shares owned of record by MOFL.

         The Statement on Schedule 13D, dated January 20, 1994, as amended by Amendment No. 1 thereto, dated February 9, 1995, Amendment No. 2 thereto, dated December 11, 1995 and Amendment No. 3 thereto, Dated August 26, 1997 (as so amended, the "Schedule 13D"), of Marcus Schloss & Co., Inc., MSC Partners, L.P., Rexford Management, Inc., Rexford Offshore, L.L.C., Rexford Fund, Inc., Douglas Schloss, Richard P. Schloss and Mark K. Schmidt relating to shares of common stock, $.01 par value, of BioWhittaker, Inc., a Delaware corporation (the "Company"), is hereby amended to insert the following information in response to the items indicated. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 1.  Security and Issuer.

         No material change.

Item 2.  Identity and Background.

         No material change.

Item 3.  Source and Amount of Funds or Other Consideration.

         No material change as to Marcus Schloss, Rexford Fund or Mark K.
Schmidt.

         The aggregate amount of funds used by MSCP to purchase the 629,600 Shares beneficially owned by MSCP on the date hereof (including the cost basis of Shares acquired through the Contribution) was approximately $4,621,317, including commissions. The funds used by MSCP to purchase Shares (other than Shares acquired through the Contribution) have come from working capital and from margin transactions for MSCP financed by Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. in the ordinary course of the lenders' and MSCP's busi-nesses.

         Rexford Offshore does not own any Shares of record. However, pursuant to an Investment Management Agreement (the "Investment Management Agreement") between itself and MOFL, Rexford Offshore manages MOFL's investment portfolio and has discretionary power to vote and to dispose of any securities owned of record by MOFL (including the Shares). The aggregate amount of funds used by MOFL to purchase the 153,900 Shares beneficially owned by MOFL was approximately $1,547,079, including commissions. The funds used by MOFL to purchase Shares have come from working capital and from margin transactions for MOFL financed by Goldman, Sachs & Co. in the ordinary course of such lender's and MOFL's businesses.

Item 4.  Purpose of Transaction.

         No material change.

Item 5.  Interest in Securities of the Issuer.

         (a) No material change as to Marcus Schloss, Rexford Fund or Mark K. Schmidt.

         As of the close of business on August 27, 1997, MSCP beneficially owned 629,600 Shares, representing approximately 5.9% of the 10,760,866 Shares outstanding, as most recently reported by the Company on its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1997. As of the close of business on August 25, 1997, Rexford Offshore beneficially owned 153,900 Shares, representing approximately 1.4% of the Shares outstanding. Each of Douglas Schloss and Richard P. Schloss may be deemed to control Marcus Schloss, Rexford, Rexford Offshore and Rexford Fund and, through Rexford, each of them may be deemed to control MSCP. Marcus Schloss, Rexford, MSCP, Rexford Offshore and Rexford Fund therefore may be deemed to be under common control. In addition, each of Douglas Schloss and Richard P. Schloss may be deemed through Rexford Offshore to have discretionary power over the investments of MOFL. Accordingly,
(i) each of Douglas Schloss and Richard P. Schloss may be considered to have beneficial ownership of the entire 1,059,700 Shares owned of record by Marcus Schloss, MSCP, MOFL and Rexford Fund (representing approximately 9.8% of the outstanding Shares), (ii) Rexford may be considered to have beneficial ownership of the 629,600 Shares owned of record by MSCP, and (iii) Rexford Offshore may be considered to have beneficial ownership of the 153,900 Shares owned of record by MOFL.

         Alison Schloss, the spouse of Douglas Schloss, owns of record 900 Shares and is the trustee of two trusts which, in the aggregate, own of record 2,600 Shares. The beneficiaries of such trusts are the children of Alison Schloss and Douglas Schloss. Douglas Schloss disclaims beneficial ownership of all such Shares owned by Alison Schloss or such trusts.

         (b) No material change as to Marcus Schloss, Rexford Fund or Mark K. Schmidt.

         MSCP has sole power to vote and sole power to dispose of all 629,600 Shares owned of record by it. Rexford, as the sole general partner of MSCP, directs the investments and voting of MSCP. As stated above, each of Douglas Schloss and Richard P. Schloss may be deemed to control Rexford and thereby MSCP.

         Pursuant to the Investment Management Agreement, Rexford Offshore has discretionary power to vote and to dispose of any securities owned of record by MOFL. Rexford Offshore therefore may be deemed to have sole power to vote and sole power to dispose of the 153,900 Shares owned of record by MOFL. As stated above, each of Douglas Schloss and Richard P. Schloss may be deemed to control Rexford Offshore.

                  (c) Schedule I hereto sets forth all transactions in the Shares during the past 60 days by MSCP and MOFL. There have been no transactions in the

Shares during the past 60 days by any of Marcus Schloss, Rexford, Rexford Offshore, Rexford Fund, Douglas Schloss, Richard P. Schloss or Mark K. Schmidt.

         (d) None.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         No material change.

Item 7.  Material to Be Filed as Exhibits.

         Exhibit A: Joint Filing Agreement

DISCLAIMERS

         Each of Douglas Schloss and Richard P. Schloss hereby declares that the filing of this Schedule 13D shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered herein. Marcus Schloss hereby declares that the filing of this Schedule 13D shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered herein other than 226,200 Shares owned of record by Marcus Schloss. Each of Rexford and MSCP hereby declares that the filing of this Schedule 13D shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered herein other than the 629,600 Shares owned of record by MSCP. Rexford Offshore hereby declares that the filing of this Schedule 13D shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered herein other than the 153,900 Shares owned of record by MOFL. Rexford Fund hereby declares that the filing of this Schedule 13D shall not be construed as an admission that it is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered herein other than the 50,000 Shares owned of record by Rexford Fund. Mark K. Schmidt hereby declares that the filing of this Schedule 13D shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered herein other than the 3,350 Shares he owns of record or over which he holds a power of attorney.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of each, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 1997

                              MARCUS SCHLOSS & CO., INC.


                              By: /s/ Douglas Schloss
                                 -----------------------------------------------
                                 Douglas Schloss
                                 Chairman and Chief Executive Officer


                              MSC PARTNERS, L.P.
                              By:  Rexford Management, Inc.
                                    General Partner

                                   By: /s/ Douglas Schloss
                                      ------------------------------------------
                                      Douglas Schloss
                                      President


                              REXFORD MANAGEMENT, INC.


                              By: /s/ Douglas Schloss
                                 -----------------------------------------------
                                 Douglas Schloss
                                 President


                              REXFORD OFFSHORE, L.L.C.


                              By: /s/ Douglas Schloss
                                 -----------------------------------------------
                                 Douglas Schloss
                                 Managing Member


                              REXFORD FUND, INC.


                              By: /s/ Douglas Schloss
                                 -----------------------------------------------
                                 Douglas Schloss
                                 President

                              DOUGLAS SCHLOSS

                              /s/ Douglas Schloss
                              --------------------------------------------------
                              Douglas Schloss


                              RICHARD P. SCHLOSS


                              /s/ Richard P. Schloss
                              --------------------------------------------------
                              Richard P. Schloss


                              MARK K. SCHMIDT


                              /s/ Mark K. Schmidt
                              --------------------------------------------------
                              Mark K. Schmidt

                                   SCHEDULE I


         This Schedule sets forth information with respect to each transaction in the Shares which was effected by MSCP or MOFL since June 29, 1997. All transactions were effected in the open market on United States securities exchanges through a broker.



                                      Number of
 Trade                   Settlement     Shares       Price Per
 Date       Purchaser      Date       Purchased       Share*      Total
 -----      ---------    ----------   ---------      ---------    -----
8/25/97       MSCP       8/28/97       58,600        $11.4605     $  671,587.25
8/25/97       MOFL       8/28/97       93,400        $11.4482     $1,069,257.75
8/26/97       MSCP       8/29/97        1,000        $11.4375     $   11,437.50
8/26/97       MOFL       8/29/97        1,000        $11.4375     $   11,437.50
8/27/97       MSCP       9/2/97        40,000        $11.5400     $  461,600.00
8/27/97       MOFL       9/2/97        10,000        $11.5400     $  115,400.00



--------

*  Includes commissions

                                  EXHIBIT INDEX



                                                                      Page
                                                                      ----
Exhibit A     Joint Filing Agreement                                   15